HEMPITECTURE INC.

2022 Report

Dear investors,

It has been an exciting and promising year at Hempitecture. Just 7 months after the final disbursement of our community round in May 2022, Hempitecture began producing and selling product from our Jerome, Idaho manufacturing facility. 2022 was a year devoted to staging ourselves as a business to grow into a truly sustainable building materials manufacturer. Besides commissioning the facility, Hempitecture made many critical additions to the team and digital infrastructure to scale the awareness and distribution of our products. Hempitecture is now positioned to grow our sales and product line. We have already sold product into alternative textile industries and expect the interest and clientele to grow. Hempitecture has also experienced positive growth in our HempWool sales which represent a minority fraction of our current production capacity. Our intention is to produce other products including acoustic and continuous insulation as well as carpet underlayment to expand our overall building product sales.

These short-term positive strides are happening amidst longer term strategic moves and partnerships being formed. Hempitecture has earnestly worked with the Department of Energy towards the proliferation of low embodied carbon building materials in several ways and has new opportunities under review. The new tax credits for insulation over the next 10 years will likely bring forward retrofit and re-insulation investments at the consumer and commercial level. The support for the insulation industry can catalyze Hempitecture's position in the natural insulation market, and we have an exciting pending expansion announcement to make in the near future.

Finally, Hempitecture is a public benefit corporation, which warrants us to operate to maximize investor value, as well as another underlying purpose: we are working hard towards our goal of decarbonizingthe built environment. Additionally, we have "green tagged" our facility which means 100% of our power is from renewable sources. This is one of many ways our company tries to operate in the most sustainable manner possible.

We need your help!

We are grateful for all our investors who purchased HempWool®, recommended our products, and shared our story through social media. That is why we chose this way to fundraise!

For investors who want to do more, you can introduce us to new textile industries we can service (automobile, furniture/bedding, cold chain packaging), large builders or developers for our building products, and even apply to become an ambassador reseller. Learn more here: hempitecture.com/ambassador.

Many investors have reached out to us to request to invest again or invest more in our company. We want to include as many existing investors as we can in future rounds, but we can't guarantee there will be another community round. If you are interested in participating in our next investment round, please get in contact with us at investment@hempitecture.com.

Finally: Make sure you're following along through Instagram and LinkedIn. That's where you'll hear from us the most!

Sincerely,

Michael Marks

Director

Aimee Christensen

Director

Matthew Mead

Founder & CEO

Tommy Gibbons

Founder & CIO

Our Mission

In 5 years, Hempitecture intends to have multiple HempWool® manufacturing facilities servicing the United States producing a variety of hemp building products. Our first manufacturing facility will serve as the pilot facility, capable of serving demand in the western US. These are forward looking projections and are not guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Hempitecture grew revenue and core product sales
- Hempitecture successfully commissioned new manufacturing facility
- Hempitecture received follow-on investment via winning GrowNY competition

The Bad

- HempWool® code compliance certifications remain pending
- Shipping costs adversely affected gross margins
- Product awareness remains limited despite public relations efforts

2022 At a Glance

January 1 to December 31

$758,315 [2%]
Revenue

-$579,519 [17X]
Net Loss

$5,564 +37%
Short Term Debt

$5,121,130
Raised in 2022

$837,009
Cash on Hand
As of 04/ 5/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hempitecture has built and commissioned a US manufacturing facility for HempWool® insulation as

well as other building and textile products.

Hempitecture is a Public Benefit Corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through the sequestration of Carbon Dioxide. We specialize in hemp building materials because they store carbon dioxide and can be higher performing than conventional materials.

In 5 years, Hempitecture intends to have multiple HempWool® manufacturing facilities servicing the United States producing a variety of hemp building products. Our first manufacturing facility will serve as the pilot facility, capable of serving demand in the western US. These are forward looking projections and are not guaranteed.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $758,315.45 compared to the year ended December 31, 2021, when the Company had revenues of $771,619.93. Our gross margin was -6.31% in fiscal year 2022, compared to 40.06% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $4,288,664.22, including $1,104,351.83 in cash. As of December 31, 2021, the Company had $174,153.76 in total assets, including $3,229.38 in cash.
- *Net Income*. The Company has had net losses of $-579,519.10 and net income of $34,514.29 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $11,980.46 for the fiscal year ended December 31, 2022 and $12,562.38 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $17,311 in debt and $500,000 in SAFEs in addition to the $4,621,680 raised via regulation CF in April 2022.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hempitecture Inc cash in hand is $837,009.22, as of April 2022. Over the last three months, revenues have averaged $54,319.92/month, cost of goods sold has averaged $68,555/month, and operational expenses have averaged $95,401.88/month, for an average burn rate of $109,636.96 per month. Our intent is to be profitable in 12 months.

The most significant material change since the 2022 year end financials and the first months of 2023 is the first purchase order for products toll manufactured on our Jerome, ID manufacturing line. With numerous contract manufacturing opportunities in the pipeline, we look forward to expanding this part of our business to hopefully finish the year cash flow positive on a monthly basis. We have also received the first of four tranches of our $500k Grow NY investment with the second tranche expected shortly.

Our expenses over the next three months will be less due to several factors. We have released our most expensive employee with no observed impact to revenue. We also have a $60k Idaho Opportunity Fund award to mitigate rent that we are activating for the next 2.5 months of rent payment. Afterwards we expect expenses to be similar to the last 3 months. For revenues, we expect HempWool®, the addition of new products, and toll manufacturing sales to increase over the next 3-6 months. We are actively working towards gaining complete code compliance on our line of building materials, which will unlock the market potential of our materials. Manufacturing facility set-up expenses are mostly paid as well.

Hempitecture is not yet profitable and is working hard to become cash-flow positive by year-end. With the investments in our machinery, we need time to build our book of business to reach profitability. Our product is not fully launched yet because of pending code compliance. Toll manufacturing is slated to become a large revenue generating component of our business, with significant contract manufacturing of insulation for cold chain shipping in the works.

In terms of outside sources of capital, we have a credit card with a roughly $10k limit. We anticipate our burn to level out with diversified income streams thanks to the flexibility of our manufacturing technology, which allows us to manufacture more than just building materials. This hedges our risk by giving us exposure to multiple industries, versus being limited to the construction market.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -76% **Gross Margin: -6%** **Return on Assets: -14%** **Earnings per Share: -$64,391.01** **Revenue per Employee: $75,832** **Cash to Assets: 26%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

Hempitecture_2022-2021_Financials..pdf

Final_Auditors_Report_-Hempitecture.pdf

We ❤ Our 1756 Investors

Thank You For Believing In Us

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Brian Hogan
Brian Murphy
Andrew Webster
Kyle Baysinger
Mark Wiesendanger

Rocky MOREAU
Lauren Lovejoy
Henry Buck
Michael Marone
Jan Tichy
Clifton B Woods Sr
Sarah Eichler
Matthew Bredeson
Natalie Gillquist
Nicholas Bode
Jacqueline Shepherd
Jeremy Don Epperley
Karen E Gage
Daniel Loflin
Citlalli Sanchez
Temple Mewshaw
Saksham Agrawal
Matthew Soares
Christopher Koloc
Aimee Giroux
Stephen Bradley
Amit Bansal
Jeffrey W. Russell
Victoria Lerner
Christopher Cotton
Marci Tackett
Shevon Torres
Tim Haffner
Brady Sundquist
Erika Rafferty
Terrill Lewis
Melissa Walker
Jennifer Sakhleh
Justin Cody Edkins
Emily Burd
Michael Nusen
Ben Whipple
Ashwin Patel
Charles T Pick
Joni T Lane-Coles
Chris James
Mary Jo DiMercurio
Rosalie Whitley
Charity May
Jessica Da Silva
Rodeline Robinson
Kenneth Kirby
Jennifer Candler
Joshua Johnson
Gopi Dayalan
Daniel Posey
Richard Robbins
Andrew Wilt
Dhananjay Patel
Joshua Hagley
Keenan Tabusa
Daniel R. Watkins
Nancy Nunez
Elizabeth Quinn
Lisa Steward
Matthew Porter
Sylvia Manfred
Rebecca Wildman
Kacie Taft
Zarek Newman
Susanna Blavarg
Ethan So
Jay Halverson
Kyle Shelly
Mildred Brooks
Kelly Bitner
Michael Kantor
John Dorner
Lindsey Nicholas
Edward Martin
Corey Potts
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Kimberly Croes
Eric Stonehill
David Dubow
Donald R Bahn
Lea Bouhelier Gautreau
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Laurie Sippel
Lawrence Chong
David King
James Holt
Jayde Payne
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Harry Han
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Arthur Smart
Darrell Fitzgerald
Paul Chastant
Edward A Sieverding
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Matthew Welch
Marisa Moran
Katie Poss
Devin Domnick
James McLain
Nicola Onassis
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Evan Vause
Samuel Abrams
Kathleen Bosche
Tom Fender
Glenn E Charles
Adrian Maxwell Gould
Harlow Beebe Jr
Anna Wlodarczyk
Abhishek Chowdhury
Zach Zuber
Patrice Harvey-Brown
Pam Boyce
Richard Murray

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Tony Rivas
Elizabeth Ahlstrom
Chris Humzy
Marimuthu Ponnambalam
Colby Rose
Yosef Hertz
Brian Hannah
Lindsey Love
Craig Joseph Hussey
John R Grace 2019 Irrevo...
Douglas Morss
Karl Sutaria
Androniki Lagos
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Michael Joyce
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Rebecca McKinney
Jeanie Schulz
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Robert Morgenthau
Ray Alvarado
Kirkland Swanner
Meredith G Monari
Sara Wroblewski
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Laura George
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Neil Johnson
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Justin Blau
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Naren Bellamkonda
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Adrienne A
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Stann Whipple
William Coughlin
Rachel Kropa
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Cheryl Corsiglia
N Izar Jalanbo
Edward A Sieverding
Catherine H Lukes
Marisa Adam
Brandon Gochenour
William Wollitz
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James Nowlan
Ramesh R Ammana
Leslie McCarty
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Steven A Michel
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Jacob Muir
Chris Corbelli
Peter Solomon
Ryan Pavlick
Anthony C Silvidi
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Jesse Wood
Kelly Huskins
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Susan Brunjes
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Casey McDonald
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Jason Stockman
Chris Kauzmann
Denise D. Drugan
Laura Jevtich
Loraine Tai
David L. Marks
Ean Seeb
Brian Topper
Ryan F Gilmore
Stephen Hayes
Michele Stratton
Cecelia Taylor
Trygve Duryea
Steven Liu
Christopher Mainero
Jonathan Doll
Timothy Huinker
Chad N Ava Vickrey
Henry Valles
Radha Parameshwarappa
Kathleen Bosche
Wayne Pulford
Lukas Goebel
Taber Baise
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Molly Mcdonald
Rod Ciocho
Melissa Givvines
Colin Wick
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David Vazquez
Loralee Greiner
Jonathan J McBride
Susan Aronson
Jeremy Castro
Julie Wilcher
Gary Whiteman
Janet Boas
Payton Christopher
Margaret Fallis
Susannah Weis Frigon
Radosław Miąsik
Sarah Vu
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Rebecca Wilcox
Jacob Saludes
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Ron Good
Alejandra Diaz
Coby Barton
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Octave Perrault
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Iryna Zhuravel
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Jill S Edelman
Julia Villaire
Suzie Clary
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Morris Beegle
Rebekah Holsinger
Amy Mattias
Brian Kenyon
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Jonathan Lee
Nick Thomarios
Robert Sanchez
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Paul Benamy
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Michael Wroblewski
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Mark Gibbs
Donald J Stark
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Greg Stone
Trevor Gudim
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Paul Bickerton
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Linda Butler
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Klaudia Kristina
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Mark Koudritsky
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Bryan Holdman
Anthony D Goodson
Ricardo Onsurez
Cameron McCoy
Chris James
Robin Baral
Jeremy Lui
Brandon Boles
Jake Buttimer
Trevor Green
William Brewer
Anand Varahala
Kate Lynn

Chad Kutcherman
Elizabeth Anyaa
Princeton Capital Ventures
William Schleier
Annie DeAngelo
Joel A Melgren
Ken Ferris
Stephen Baker
David Albert
Susan Bridgers
Ronald Fitch
Larry E Winslow
Emrys Kim
Barbara Iwanaga
Tuttle Canyon Ltd
Andreas Muno
Michael Van Wie
Abhay Sampath
Jill Steck
Brenda S Wyckoff
Carl Gradek
Farith Pino
Nicholas J BRUNO
Krystallina Sprayberry
Sarah Smith
Bruce Taylor
Eamonn Collins
Tamara Staudt
Cameron McIntosh
Christopher Sullivan
Chase Woodsum
Rees Mullen
Steve Heising
Oliver Baker-Ogden
Christopher Webb
Sarah Gilbert
Jason Stingerie
Aaron Acosta
Anup Mudbidri
David Page
Dana Klisanin
Peretz Shapiro
Tommy Patterson
Lawson Shoemaker
Gerald E Breuer
Seth Cook
Adrian Maxwell Gould
Mirza Suleymanov
Matt Donovan
Theresa Luttrell
William Bagley
Jennifer Williams
Nicole Leeper
Steven Cook
Cindy Yahn GRODE
Christopher Wallett
Mathew Michael Gershater
Doug Loeb
Paul Chastant
Robin Abernathy
Chris Bouman
Alicia Leytem
Suneel Kottamasu
Chris ALLEGRI
Jacob Januszewski
Grace Huang
Mark H. Persson
Jonny McConnell
Kevin D Hart
Brian Smolens
Jay Reed
Isiah Godinez
Rodney Salvas
Elric Templin
Gregory Busine
Shadud Brazoban
Ken Cooper
Matthew Porter
Nathan Taylor
Richard C. Bradley Jr.
Cassandra Ellis
Ismail Zeyneli
Tina Metzer
Brian Woods
Danielle Shepard
Stephanie McGregor
Jordan Gesko
Jacqueline Ey
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Glenroy Wilson
Albert Scott Moreau
Gardner Cord
Steven Palder
Lupe Covarrubias
Abbey VANNOY
Calvin Markwat
Tailah Cuman
Ken Horkavy
Alec Pomnichowski
Andrew Levy
Arnold Carreon
Iryna Zhuravel
Billy No
Paula Antoine
Jacob Powell
Mark Graham
Sean Grace
D. M. Sanford
Michael B Lucero
John Tran
Megan Moran
Peter Skevas
Trina Allen
Becca Lorenzini
Shalimar Horne
Taylor Lark

Arash Khaghani
Norman Harrison Buck
Joanna Briand
Christina Magnuson
Catherine Bradford
Edward Kelly Medlock
Joel Newman
Haley Dunham
Matthew Ogle
David B Adams
Jeff Sanders
Paul Noonan
N. Harrison Buck, Jr.
Melissa Rios
Dorothea Evers
Whitney McNees
Clint Raaf
Aravind Babu KADIYALA
Sam Goldberg
Aaron Bolli
Susan Klinker
Brandon Schwartz
Rishta KARKI
Kevin Sipe
Rem Fox
Daniel Villa
Adam Erickson
David Johnson
Sean Jenkins
Jerald C. Underwood
Jukka Matti Karhu
Zach Zuber
Maria Mahal Beyler
Hamilton Moore
Mike Lee
Cat Ghan
Max Stein
Joanne Petersen
Adeel Rehman
Vincent Naab
Anthony C Silvidi
George H Forrester
Marla MacLennan
Nathan Rodriguez
David J Huss
Kia Potts
Heather Fazio
James Williams
Micaela Isabel Machado
Jessica Rhodes
Blake Chapman
Jameel Madhani
Fausto Alfredo Guerrero
Kristean Paerels
Dominic Valdez
Matt Tolkowsky
Mark R PERKELL
Valley Renae
Thomas Tivnan
Ross A Mettner
Linda McBride
David Kelsey
Atuanya Thomas
Carolyn J MCGUNAGLE
Jerome Brynda
DOTTY HUDSON
Joseph Noll
Saeid Ahmadi
Christopher Mu
Angela Carter
Ken Kunkel
Tyson Vaughn
Brandon Boles
Colin Traquair
Alicia Fall
David Jaber
Reuben Haigler
Debbie Prior
Von Pena
Marissa Michalkiewicz
Jerry Crowley
Jacqueline Willcockson
Tristan Joseph
Dale C Jones I
Ryan Hines
Cristina Dahlinger
Florent Arnoux
Susanne Way
June Barrett
Brenda Joyce Plamondon
James Erwin
Alexandria Kuntz
Pierre Fortin
Enrique Neves Martin
Ted Treanor
Paul K Steck
Eleanor Freeman
John Miller
Manuel Vogt
Clio Knowles
Gratien YEHOUN
Michael Coen
Nancy Dong
Matt Lutter
Carol Robinson
Richard White Jr
Evan Robert Wasmer
Shannon Barondeau
Douglas F. King
Julio Renteria
Stephanie Szymanski
Samantha Holt
Dave Jaimes
Andrea Bearam-White
Sara Ownbey

Thank You!

From the Hempitecture Inc. Team





Matthew Mead
Founder & CEO



Tommy Gibbons
Founder & COO



Aimee Christensen
Sustainability Strategic Advisor

Aimee is a visionary entrepreneur who has advised Google, U.S. Department of Energy, Microsoft, Richard Branson & the Virgin Group, and now, Hempitecture. She is Founder and CEO of Christensen Global.



Dr. Brian George
Technical Strategic Advisor

Dr. George holds a B.S. in Textile Science and a Ph.D. in Fiber and Polymer Science from NC State University. He has deep experience in the textile industry including production, particularly of nonwoven fabrics. He wrote the US patent for HempWool®.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aimee Christensen	Strategist @ Christensen Global	2021
Matthew Mead	CEO @ Hempitecture	2018
Michael Marks	Investor @ Onx Homes	2022
Thomas Gibbons	COO @ Hempitecture	2018

Officers

OFFICER	TITLE	JOINED
Matthew Mead	CEO President	2018
Thomas Gibbons	CFO Comptroller	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas Gibbons	3,640,000 Common stock	39.1%
Matthew Mead	5,460,000 Common stock	58.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2020	$6,100		Other
08/2020	$11,211		Other
05/2022	$4,621,130		4(a)(6)
11/2022	$500,000	Safe	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
SBA	06/15/2020	$6,100	$0	1.0%	06/15/2022	Yes
CIT Financial	08/24/2020	$11,211	$10,106	9.77%	08/24/2025	Yes

Related Party Transactions

During the years ended December 31, 2020 and 2019, the Company sold approximately $1,300 and $0, respectively, of product to Tommy Gibbons, Company co-founder, for personal use at retail price. Tommy. Gibbons also contributed $45,000 in capital to the business in 2019.

Tommy Gibbons, company co-founder, n December 2021 purchased $15k worth of HempWool insulation gift cards as part of a holiday Hempitecture gift card promotion.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,300,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	700,000

Risks

A decline in construction spending related to a macroeconomic contraction or housing downturn

Material and manufacturing costs that do not allow for product cost competitiveness with industry incumbents

Lack of developed supply chain to provide raw material inputs to produce insulation in necessary quantities

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Costly or slow timeline for Hempitecture manufactured materials to achieve code compliance and commercialization

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any

purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hempitecture Inc

- Delaware Public Benefit Corporation
- Organized September 2018
- 10 employees

323 Lewis St
Unit E
Ketchum ID 83340

https://www.hempitecture.com

Business Description

Refer to the Hempitecture Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Hempitecture Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.